News Release TSX-V: PDO 09-04 May 5, 2009

PORTAL DISPOSES OF MENDOZA PROJECTS

Portal Resources Ltd. (TSX-V: PDO) announces that the Company has disposed of its remaining assets in the Province of Mendoza, Argentina. Portal continues to reduce exposure to Argentina and conserve its treasury while reviewing opportunities in politically and socially stable countries to invest shareowners’ money.

As previously announced in NR08-15, October 30, 2008: “Portal has received notification from Minera Rio de la Plata S.A. of a dispute concerning the agreement signed in 2004 covering the Tiger Project in the Province of Mendoza. Portal has retained legal counsel to defend the Company’s position and is seeking ways to resolve the dispute.”

The Company has exhausted reasonable commercial means to resolve the dispute with Minera Rio de la Plata S.A. and will no longer pursue an interest in the Tiger Project.

Additionally, as previously announced in NR08-16, December 9, 2008: “Portal’s subsidiary Portal de Oro S.A. has withdrawn its lawsuit against the government of Mendoza challenging the constitutionality of Anti Mining Law 7722.”

With this in mind the Company has disposed of its last four Cateo’s (mineral claims) in the Province for a nominal fee.

Portal, founded in 1999, is based in Vancouver, B.C., Canada. Focused on North America, Portal maintains a strategy to build wealth for shareowners by identifying and acquiring exploration-development opportunities within the resource sector that can be readily developed. Please refer to the Company’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net